Contact

www.linkedin.com/in/leonardo-leon-3b5035312 (LinkedIn)

Top Skills

Film Editing

Post Production Management

Story

Leonardo Leon

Co-Founder at Share Films

Los Angeles, California, United States

Experience

Share Films

Co-Founder

June 2023 - Present (1 year 8 months)

Los Angeles, California, United States

Playing a pivotal role in developing and launching a platform empowering independent filmmakers to fund, produce, distribute, and profit from their projects. Led strategic planning, product development, and team collaboration to create a streamlined ecosystem for creative storytelling. Focused on democratizing the filmmaking process by providing innovative tools and resources for creators."

Various Companies

Freelance

November 2011 - June 2023 (11 years 8 months)

Los Angeles, California, United States

Specialized in creating high-quality video content for clients, from filming to post-production. Responsibilities included capturing professional footage, editing videos using tools like Adobe Premiere Pro, adding motion graphics, and ensuring final products met client expectations. Worked with diverse industries to deliver engaging promotional, corporate, and creative video projects."

Warnings Movie

Co-Creator - Post Production Director

June 2017 - August 2018 (1 year 3 months)

Los Angeles, California, United States

Collaborated in the creative development of the film, overseeing its narrative and visual storytelling. Led the post-production process, including editing, color grading, sound design, and final delivery, ensuring a polished and impactful cinematic experience. Worked closely with the team to bring the project's vision to life."

International Artist M.

Content Creator

August 2008 - October 2011 (3 years 3 months)
Los Angeles

Developed engaging multimedia content, including videos, graphics, and articles, to enhance the company's brand presence. Played a key role in content strategy, audience engagement, and driving growth through creative storytelling."

———

Education

Los Angeles Film School
Film Directing/Editing · (May 2006 - June 2008)